Filed by LINKBANCORP, Inc.

(Commission File No. 001-41505)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LINKBANCORP, Inc.

(Commission File No. 001-41505)

Date: December 18, 2025

GROWING WITH PURPOSEGUIDED BY INTENTION. INSPIRED BY POSSIBILITY. ALWAYS AN EYE TO WHAT’S NEXT.BURKEANDHERBERTBANK.COM LINKBANK COMMUNICATION GUIDE LINKBANK.COM

LINKBANK COMMUNICATION GUIDE

Burke&Herbert Financial Services Corp. | LINKBANK

Burke & Herbert Financial Services Corp (Nasdaq: BHRB) and LINKBANCORP, Inc. (Nasdaq: LNKB) have agreed to merge, solidifying our position as a high-performing Mid-Atlantic community bank, enhancing our presence in DE, MD, KY, VA, WV and expanding into PA.

As part of this transaction, LINKBANK will merge into Burke & Herbert Bank.

$11.0B ASSETS

100+ BRANCH LOCATIONS

6 STATES


BHRB
LNKB

## LEADERSHIP

David P. Boyle will continue as CEO of the combined organization, and Charlie Maddy will continue as President. Andrew Samuel of LINKBANK will become a Senior Advisor to Burke & Herbert Bank and serve as Bank Director. Carl Lundblad and Brent Smith of LINKBANK will join the Burke & Herbert Bank Executive Management Team.

## BOARD OF DIRECTORS

Two directors from LNKB will join the BHRB Board of Directors.

## TOGETHER, WE ELEVATE WHAT'S POSSIBLE FOR EVERY COMMUNITY WE TOUCH.

Member FDIC

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Burke & Herbert Financial Services Corp. & LINKBANK

# LINKBANK is combining with Burke & Herbert Bank to create a Diversified, High Performing Mid-Atlantic Community Bank with Exceptional Performance and Scale

## For Our Customers:

- Will leverage the technology capabilities of both companies to expand the product suite offered to both sets of clients.
- Combined earnings allow for continued technology investment and customer experience improvements.
- Increased size allows us to further support our clients as they grow.

## For Our Communities:

- Combines two cultures with a strong commitment to community engagement and local economic impact.
- Targeted, regional focus on financial inclusion across the combined footprint.
- Consistent commitment to demonstrating the critical role of community banking in the health of our regional economies.

## For Our Employees:

- Aligned cultures and shared values-focused mission.
- Greater scale provides additional career mobility for our combined associates.
- Strengthens our ability to recruit, retain, and invest in top-tier talent across our Mid-Atlantic footprint.

## For Our Shareholders:

- Enhanced presence in VA, WV, MD, KY, and DE markets and extensive experience in PA markets increase franchise value.
- Attractive financial impacts benefit both shareholder groups.
- Demonstrated successful integration capabilities drives significant long-term value.

Member FDIC

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LINKBANK COMMUNICATION GUIDEALWAYS FORWARD. ALWAYS INTENTIONAL. ALWAYS WHAT’S NEXT. What is the process involved with the merger? Together, we will be a bank of exceptional people defined by a legacy of A press release was issued on December 18 to publicly annouce service and driven by a steadfast commitment to the people and the merger. We anticipate closing the merger in the second quarter communities who place their trust in us. As we grow with purpose, we of 2026, subject to shareholder and regulatory approvals. will carry the values that shape us: integrity, dedication, and unwavering customer-focused Service Beyond Expectations, while Will anything happen to my job? expanding what’s possible. With an eye to what’s next, we are inspired to serve & lead, elevate everyone, always be invested, and deliver more. We recognize that a merger announcement naturally brings questions about what this means for your future. For all of us, this change represents opportunity. The combined company will provide a chance for employees to have new and expanded roles throughout the organization; but for now our priority is maintaining our daily operations and supporting the teams that make our success possible. We are committed to keeping you informed and supported as we move through this transition together. We appreciate your patience and understanding as the combined management team works through the process in a caring and deliberate way.BURKEANDHERBERTBANK.COM LINKBANK COMMUNICATION GUIDE LINKBANK.COM

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### Who can I contact if I have questions?

We will provide regular updates as details become available. We understand that person-to-person conversations are often preferable. Please reach out to your Human Resource Representative, Carl Lundblad, EVP at 717.599.8438 or Brent Smith, President, at 717.778.7243

### Who is Burke & Herbert Bank?

Burke & Herbert Financial Services Corp. is headquartered in Alexandria, VA, as an $8 billion bank holding company. Burke & Herbert Bank is the oldest continuously operating bank under its original name in the greater Washington, D.C. metropolitan area. The Bank offers a full range of business and personal financial solutions designed to meet customers' banking, borrowing, and investment needs and has over 77 locations throughout WV, VA, KY, DE, and MD. Learn more at www.burkeandherbertbank.com

### Why is this merger taking place?

Both Burke & Herbert Bank and LINKBANK have a strong commitment to community banking and customer service. We believe that by combining these two entities, we are creating a high-performing, diversified community bank that will provide exceptional performance and scale to our clients, communities, employees, and shareholders. As a combined organization, we have a shared cultural alignment in providing Service Beyond Expectations.

### Will Burke & Herbert Bank's name or headquarters change?

The combined holding company will be Burke & Herbert Financial Services Corp (Nasdaq: BHRB). LINKBANK will merge with and into Burke & Herbert, operating under the unified Burke & Herbert brand with the headquarters in Alexandria, VA, and regional hubs positioned around the new footprint.

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Burke&Herbert Financial Services Corp. LINKBANK

**What is the timing of the merger?**

We expect to close the merger during the second quarter of 2026, subject to receiving shareholder and regulatory approvals. Systems integration will not occur until after the merger closes, and details regarding integration will be shared as soon as they are available.

**Does this change anything about the way I bank today with Burke & Herbert Bank or LINKBANK?**

You will continue banking with your respective institution the same way you have been. There will be no changes to daily operations before the merger closes, and the two banks will continue to operate independently between now and closing. Our conversion plan will be communicated through both websites.

**Where can I find additional information?**

We value the input and feedback of our employees. We will have regular communication and provide channels for employees to share questions. Any updates will be posted in a link on the company notification portals.

**Will there be any branch consolidations or major system changes?**

There are no immediate plans for branch closures as a result of the merger announcement; instead, all locations will continue to be evaluated as part of our standard, annual review process aligned with our high customer service standards and local community impact. In addition, both banks use many of the same systems including the core operating system and the loan origination solution and digital platform.

**What will happen to my LINKBANCORP, Inc. (LNKB) stock?**

At closing, existing LINKBANCORP, Inc. stock will be converted to shares of Burke & Herbert Financial Service Corp (Nasdaq: BHRB) based on an established exchange ratio.

Member FDIC

BURKEANDHERBERTBANK.COM LINKBANK COMMUNICATION GUIDE LINKBANK.COM

LINKBANK COMMUNICATION GUIDEAdditional Information and Where to Find It In connection with the proposed transaction, Burke & Herbert Financial Services Corp. (the “Company” or “Burke & Herbert”) will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Burke & Herbert common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of Burke & Herbert and LINKBANCORP, Inc. (“LINK”), which also constitutes a prospectus of Burke & Herbert, that will be sent to shareholders of Burke & Herbert and shareholders of LINK seeking certain approvals related to the proposed transaction. Each of Burke & Herbert and LINK may file with the SEC other relevant documents concerning the proposed transaction.This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS OF BURKE & HERBERT AND LINK AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BURKE & HERBERT, LINK AND THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about Burke & Herbert and LINK, without charge, at the SEC’s website www.sec.gov. Copies of documents filed with the SEC by Burke & Herbert will be made available free of charge in the “Investor Relations” section of Burke & Herbert’s website, www.burkeandherbertbank.com, under the heading “Financials.” Copies of documents filed with the SEC by LINK will be made available free of charge in the “Investor Relations” section of LINK’s website, www.linkbank.com, under the heading “Financials.” The information on Burke & Herbert’s or LINK’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.Participants in SolicitationBurke & Herbert, LINK, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Burke & Herbert and shareholders of LINK in respect of the proposed transaction under the rules of the SEC. Information regarding Burke & Herbert’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 31, 2025, and certain other documents filed by Burke & Herbert with the SEC. Information regarding LINK’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2025, and certain other documents filed by LINK with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.BURKEANDHERBERTBANK.COM LINKBANK COMMUNICATION GUIDE LINKBANK.COM

LINKBANK COMMUNICATION GUIDEForward-Looking StatementsThis communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including with respect to (or based on) the beliefs, goals, intentions, and expectations of Burke & Herbert and LINK regarding the proposed transaction, revenues, earnings, earnings per share, loan production, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of expected losses on loans; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies, returns and other anticipated benefits from the proposed transaction; and other statements that are not historical facts. Forward–looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “will,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. Forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.Additionally, forward–looking statements speak only as of the date they are made; Burke & Herbert and LINK do not assume any duty, and do not undertake, to update such forward–looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward–looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in or implied by such forward-looking statements as a result of a variety of factors, many of which are beyond the control of Burke & Herbert and LINK. Such statements are based upon the current beliefs and expectations of the management of Burke & Herbert and LINK and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Burke & Herbert and LINK; the outcome of any legal proceedings that may be instituted against Burke & Herbert or LINK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of Burke & Herbert and LINK to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Burke & Herbert and LINK do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate LINK’s operations and those of Burke & Herbert; such integration may be more difficult, time-consuming or costly than expected; revenues following the proposed transaction may be lower than expected; Burke & Herbert’s and LINK’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by Burke & Herbert’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of Burke & Herbert and LINK to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of Burke & Herbert and LINK; and the other factors discussed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of each of Burke & Herbert’s and LINK’s Quarterly Report on Form 10–Q for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025, and other reports Burke & Herbert and LINK file with the SEC.BURKEANDHERBERTBANK.COM LINKBANK COMMUNICATION GUIDE LINKBANK.COM